Exhibit 12

MARRIOTT INTERNATIONAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twenty-Four Weeks Ended
($ in millions, except ratio)	June 15, 2007	June 16, 2006
Income from continuing operations before income taxes and minority interest (1)	$445	$491
Income related to equity method investees	(1)	(3)

	444	488
Add/(deduct):
Fixed charges	149	106
Interest capitalized	(20)	(12)
Distributed income of equity method investees	11	9
Minority interest in pre-tax loss	—	6

Earnings available for fixed charges	$584	$597

Fixed charges:
Interest expensed and capitalized (2)	$105	$69
Estimate of interest within rent expense	44	37

Total fixed charges	$149	$106

Ratio of earnings to fixed charges	3.9	5.6

(1)

Reflected in income from continuing operations before income taxes and minority interest are the following items associated with the synthetic fuel operation: an operating loss of $71 million, net earn-out payments made of $28 million, and interest expense of $9 million for the twenty-four weeks ended June 15, 2007; and an operating loss of $45 million, net earn-out payments made of $1 million, and interest income of $2 million for the twenty-four weeks ended June 16, 2006.

(2)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.

Exhibit 12